UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        China Yingxia International, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                   16945E 10 3
________________________________________________________________________________
                                 (CUSIP Number)

                                    John Leo
                             Secretary and Director
                        China Yingxia International, Inc.
                          c/o American Union Securities
                             100 Wall St. 15th Floor
                               New York, NY 10005
                                 (212) 232-0120

________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 4, 2006
________________________________________________________________________________
            (Date of Event which Requires Filling of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16945E 10 3
________________________________________________________________________________

               1.   Names of Reporting Persons.
                    I.R.S. Identification No. of above persons (entities only). Yingxia Jiao
________________________________________________________________________________

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a.) ( )
                    (b.) (X)
________________________________________________________________________________

               3.   SEC Use Only
________________________________________________________________________________

               4.   Source of Funds (See Instructions): OO
________________________________________________________________________________

               5.   Check  if  Disclosure  of  Legal   Proceedings  Is  Required
                    Pursuant to items 2(d) or 2(e) ( )
________________________________________________________________________________

               6.   Citizenship or Place of  Organization:  Peoples  Republic of
                    China
________________________________________________________________________________

Number of      7.   Sole Voting Power: 15,848,800
Shares
Beneficially   _________________________________________________________________
Owned by
Each           8.   Shared Voting Power: 0
Reporting      _________________________________________________________________
Person
With           9.   Sole Dispositive Power: 15,848,800
               _________________________________________________________________

               10.  Shared Dispositive Power: 0
________________________________________________________________________________

               11.  Aggregate  Amount   Beneficially  Owned  by  Each  Reporting
                    Person: 15,848,800
________________________________________________________________________________

               12.  Check if the Aggregate  Amount  Represented by Amount in Row
                    (11) Excludes Certain Shares (See Instructions) ( )
________________________________________________________________________________

               13.  Percent of Class Represented by Amount in Row (11): 47.16%
________________________________________________________________________________

               14.  Type of Reporting Person (See Instructions): IN

Item 1.         Security and Issuer

The title of the class of equity securities upon which this statement relates is common stock, par value $0.001 per share, of China Yingxia International, Inc., a Florida corporation, with its principal place of business located at c/o American Union Securities, 100 Wall St. 15th Floor, New York, NY 10005.

Item 2.   Identity and Background


(a)  Name: Yingxia Jiao


(b) Residence or business address: c/o American Union Securities, 100 Wall St. 15th Floor, New York, NY 10005


(c) Present Principal Occupation or Employment: Chief Executive Officer and Chief Financial Officer of China Yingxia International, Inc.


(d)  Criminal Conviction: No Convictions in the last 5 years


(e) Court or Administrative Proceedings: Not a party in the last 5 years to any of the above


(f)  Citizenship: Peoples Republic of China

Item 3.   Source and Amount of Funds or Other Consideration

The consideration for the acquisition of 15,848,800 shares of China Yingxia International, Inc. common stock was 4,955 shares of Warner Nutraceutical
International, Inc. ("WNI") common stock held by the Reporting Person pursuant to an Agreement of Merger and Plan of Reorganization among Agronix, Inc., Agronix Acquisition Corp. and Warner Nutraceutical International, Inc., dated May 10, 2006 and which closed on May 12, 2006, pursuant to which the Issuer acquired all of the issued and outstanding shares of WNI (the "Merger").

Item 4.   Purpose of Transaction

The purpose of the acquisition of the Issuer's securities was consideration for completing the Merger, which closed on May 12, 2006. Upon closing of the Merger on May 12, 2006, the Issuer accepted the resignations of the following officers and directors:

Name                                Position
--------------------------------------------------------------------------------
Brian Hauff                         President, Chief Executive Officer, Chief
                                    Financial Officer, Director
Peter J. Barnett                    Secretary, Director
Charles Mayer                       Chairman of the board of Directors

Upon closing of the Merger on May 12, 2006, the Issuer appointed the following people as directors and executive officers:

Name                                Position
--------------------------------------------------------------------------------
Yingxia Jiao                        Chief Executive Officer, Chief Financial
                                    Officer, Director
John Leo                            Secretary, Director

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as she may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person owns an aggregate of 15,848,800 shares of the Issuer's common stock, which equates to 47.16% of the 33,607,415 shares of common stock issued and outstanding as of August 29, 2006.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose of or to direct the disposition of all 15,848,800 shares beneficially owned by the Reporting Person. There are no shared powers to vote.

(c) The Reporting Person has not effected any transactions in the shares of common stock beneficially owned by the Reporting Person during the past sixty days.

(d) To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of common stock beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships among the Reporting Person and any person with respect to the securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 29, 2006

Signature:  /s/ Yingxia Jiao
            -----------------
            Yingxia Jiao